Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Cascade Microtech, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-168692, 333-188833 and 333-196408) on Form S-8, and (No. 333-188245) on Form S-3 of Cascade Microtech, Inc. of our report dated March 11, 2015, with respect to the consolidated balance sheets of Cascade Microtech, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Cascade Microtech, Inc.

/s/ KPMG LLP

Portland, Oregon

March 11, 2015